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                                      PRESS
                                      RELEASE

                                      CONTACT: Mike Paquette
                                      (603) 640-2205




                    WHITE MOUNTAINS EXTENDS SELF TENDER OFFER

HAMILTON, Bermuda, September 18, 2000 -- White Mountains Insurance Group, Ltd. today extended its previously announced tender offer for up to 1,500,000 shares of its common stock at a price of $165.00 per share. The extension will give its Board of Directors and management additional time to complete the previously disclosed evaluation of the potential impact on the offer of potential significant developments that may enhance the Company's business. The tender offer, which had an expiration date of September 18, 2000, is now scheduled to expire at 12:00 midnight, New York City time, on Monday, September 25, 2000, unless again extended. To date, approximately 69,317 shares have been tendered.

The complete terms and conditions of the tender offer are set forth in the offering documents filed on August 21, 2000, with the Securities and Exchange Commission.